SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 14, 2002

SIEMENS AKTIENGESELLSCHAFT

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa For the business and financial press Munich, November 13, 2002

Siemens increases pension plan assets by €2.6 billion
CFO Neubürger: “Sound financial management continues to be our guiding principle.”

Siemens has increased its worldwide pension plan assets by €2.6 billion. The voluntary contributions to the pension benefit schemes in Germany, the U.S. and the UK come predominantly from the Company’s free cash flow. As a result of this increase, the assets of Siemens’ major pension plans now, at the beginning of fiscal 2003, total approximately €15.4 billion. These asset contributions underscore Siemens’ commitment to it’s conservative financial strategy also in the area of pension plan management. “We acknowledge the changed situation in the capital markets and are aggressively tackling the challenges it poses. Covering our pension obligations via segregated pension assets is the only sound means of financing these long-term obligations,” said Siemens CFO Heinz-Joachim Neubürger. “Sound financial management continues to be our guiding principle.”

By September 30, 2002, €1.8 billion had been contributed to the separate funds of the Company’s major pension benefit plans, followed by another €800 million in October 2002. As part of these contributions, the plan assets of Siemens Pension Trust e.V., which covers the Company’s German pension obligations, were increased by €2.1 billion. Management also approved voluntary contributions to the pension benefit schemes in the U.S. and the UK. At September 30, 2002, the pension obligations of the Company’s major pension plans added-up to €19.6 billion. Including the voluntary contributions made in the current 2003 fiscal year, the shortfall of €6.8 billion at September 30, 2002 prior to funding was reduced to €4.2 billion. This corresponds with a level of underfunding of around 20%.

These moves are a response to severe stock price erosion in the international financial markets and to an adjustment of the discount rate used to determine future pension obligations.

Net corporate expense for retirement plans and pension-related commitments within the Siemens organization totaled €250 million in fiscal 2002, compared to earnings of €279 million a year earlier. For the current 2003 fiscal year, corporate expenses will increase to around €760 million.

This increase is due primarily to the following changes in major parameters:

•	Following adjustments in the overall asset allocation, the expected return on plan assets will decline – for the domestic pension trust from 8.25% to 6.75%, for all of Siemens’ major pension plans together from 8% to 6.8%.

•	The assumptions used in determining pension obligations are changing. The discount rate for the domestic pension trust has decreased from 6% to 5.75%, for all of Siemens’ major pension plans together from 6.2% to 5.95%.

•	In addition, accumulated unrealized losses on plan assets at September 30, 2002 increased from the prior year. These losses, adjusted for certain amounts in accordance with US GAAP, will be amortized over the next 15 years.

•	Furthermore, the service cost for benefits “earned” by active employees during the current fiscal year is scheduled to increase as planned.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX 200211.07 e Constantin Birnstiel 80312 Munich Tel.: (+49 89) 636-34191; Fax: -32825 E-mail: constantin.birnstiel@siemens.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

/s/ Charles Herlinger

Charles Herlinger Vice President and Corporate Controller

/s/ Bernd Vogt

Bernd Vogt Deputy Vice President
Date: November 13, 2002